Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-152040 on Form S-8 of our report dated March 24, 2009, relating to the financial statements of CPEX Pharmaceuticals, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph describing that prior to the separation of CPEX Pharmaceuticals, Inc. from Bentley Pharmaceuticals, Inc., CPEX Pharmaceuticals Inc. was comprised of the assets, liabilities and operations of the drug delivery business of Bentley Pharmaceuticals, Inc., and included allocations from Bentley Pharmaceuticals, Inc.) appearing in this Annual Report on Form 10-K of CPEX Pharmaceuticals, Inc. for the year ended December 31, 2008.
/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 24, 2009